Catherine S. Gallagher  cgallagher@velaw.com

Tel +1.202.639.6544  Fax +1.202.879.8985

July 17, 2014

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie, Legal Branch Chief

Re:	Höegh LNG Partners LP

Registration Statement on Form F-1

Filed July 3, 2014

File No. 333-197228

Ladies and Gentlemen:

This letter sets forth the response of Höegh LNG Partners LP (the “Registrant”) to the comment letter dated July 16, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Registration Statement on Form F-1 filed on July 3, 2014 (the “Registration Statement”). On behalf of the Registrant, we have filed an amended Registration Statement (“Amendment No. 1”) today via EDGAR. Also included are certain exhibits to the Registration Statement. In order to facilitate your review, we have repeated the Staff’s comments (the “Comments”) below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Risk Factors, page 24

The notice of readiness for the PGN FSRU Lampung, page 26

1.

We note your disclosure regarding the operating status of the PGN FSRU Lampung and that the vessel is not currently operating under the time charter with PGN. Please revise the Summary to disclose the current operating status of this vessel. Additionally, please revise the Summary to remove any implication that

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Securities and Exchange Commission July 17, 2014 Page 2

the vessel is currently operating under the time charter with PGN. In this regard, we note your disclosure on page 4 that “[a]ll three of our vessels operate under fixed rate charters.”

Response: The Registration Statement has been revised as requested. Please see pages 2, 4, 19, 21, 24, 26, 96, 98, 102, 105, 156, 157 and 164 of Amendment No. 1.

Exhibit 8.3

2.	We note a reference to Appendix 1. Please have counsel attach the referenced appendix.

Response: Exhibit 8.3 has been revised as requested. Please see Exhibit 8.3 to Amendment No. 1.

Exhibit 8.4

3.	Refer to the second paragraph on page 2. We note counsel’s statement that “[w]e hereby confirm that all statements of legal conclusions contained in the discussion in the Prospectus under the captions… insofar as they purport to constitute summaries of UK law or legal conclusions, accurately describe in all material respects the relevant UK tax law and practice of HM Revenue & Customs current at the date of this opinion.” Please have counsel revise Exhibit 8.4 to state clearly that the disclosures in the referenced sections of the prospectus are counsel’s opinion. The short-form tax opinion and the tax disclosures in the prospectus both must state clearly that the disclosures in the tax consequences sections of the prospectus are the opinion of counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: Exhibit 8.4 has been revised as requested. Please see Exhibit 8.4 to Amendment No. 1.

Securities and Exchange Commission July 17, 2014 Page 3

Please contact Catherine Gallagher (202.639.6544) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/S/ CATHERINE S. GALLAGHER
Catherine S. Gallagher

cc:	Theresa Messinese (Securities and Exchange Commission)
Lyn Shenk (Securities and Exchange Commission)
Donald E. Field (Securities and Exchange Commission)
Richard Tyrrell (Höegh LNG Partners LP)
Adorys Velázquez (Vinson & Elkins L.L.P)
Joshua Davidson (Baker Botts L.L.P.)